FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 2 – 68279

RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)

15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

By:  /S/  Zenji Miura
Zenji Miura
Senior Vice President

February 6, 2003

February 6, 2003

Ricoh Company, Ltd.
15-5, Minami Aoyama 1-chome
Minato-ku, Tokyo 107-8544
Japan

Notice of Repurchase of Shares from the Market

We hereby inform you that Ricoh Co.,Ltd. (RICOH) repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code, and that it completed the repurchase of its shares based on the ordinary general meeting of shareholders held on June 27, 2002.

1. Purchase Period : January 15, 2003 through February 6, 2003

2. Number of shares repurchased : 5,490,000 shares

3. Aggregate purchase price : JPY 10,180,572,000

4. Method of repurchase : Purchase on the Tokyo Stock Exchange

(Reference)

1) Matters resolved at the ordinary general meeting of shareholders held on June 27, 2002:

- Type of shares to be repurchased : Shares of common stock of RICOH

- Aggregate number of shares to be repurchased : Up to 8,000,000 shares

- Aggregate purchase price : Up to JPY 20,000,000,000

2) Cumulative total of shares repurchased since the ordinary general meeting of shareholders held on June 27, 2002:

- Aggregate number of shares repurchased : 8,000,000 shares

- Aggregate purchase price : JPY 15,032,161,000